Exhibit 99.2

IFRS INR Press Release

Infosys Announces Results for the Quarter ended June 30, 2014

Q1 revenue growth at 13.3% YoY in INR terms;

Q1 EPS at 50.51; YoY growth of 21.6%;

FY 15 revenues expected to grow 7%-9% in USD terms; 5.6%-7.6% in INR terms

Bangalore, India – July 11, 2014

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended June 30, 2014

Quarter ended June 30, 2014

•	Revenues were 12,770 crore for the quarter ended June 30, 2014 QoQ growth was (0.8%) YoY growth was 13.3%
•	Net profit was 2,886 crore for the quarter ended June 30, 2014 QoQ growth was (3.5%) YoY growth was 21.6%
•	Earnings per share (EPS) was 50.51 for the quarter ended June 30, 2014 QoQ growth was (3.5%) YoY growth was 21.6%
•	Liquid assets including cash and cash equivalents, available-for-sale financial assets, certificates of deposits and government bonds were 29,748 crore as on June 30, 2014 as compared to 30,251 crore as on March 31, 2014

Other Highlights

Infosys and its subsidiaries

•	Added 61 clients during the quarter
•	Added 11,506 employees (gross) during the quarter

161,284 employees as on June 30, 2014 for Infosys and its subsidiaries

“We continue to enjoy the confidence of our clients by demonstrating superior execution capability and value realization.” said S. D. Shibulal, CEO and Managing Director. “As I transition the CEO mantle to Vishal, I am confident that he will leverage this strong foundation to take Infosys to greater heights. I wish him the very best."

“We saw positive trends in our large deal wins during the quarter. We believe that this momentum will hold us in good stead as we focus on increasing volumes.” said U. B. Pravin Rao, COO. “Employee attrition rates are worrisome and we are implementing various initiatives to retain good talent.”

“We improved operational performance as a result of our cost optimization initiatives and a focus on increasing productivity and utilization. This partially offset the impact of compensation increases for our employees this quarter.” said Rajiv Bansal, CFO. “It will help us invest in areas that will accelerate growth.”

Outlook*

The company’s outlook (consolidated) for the fiscal year ending March 31, 2015, under IFRS is as follows:

•	Revenues are expected to grow 5.6%-7.6%

* Conversion 1 US$ = 60.00

Business Highlights

•	We partnered with a global automotive leader to engineer new concepts in driver awareness and safety telematics. The core principles of the proof of concept were to reduce driver distraction, manage driver load and allow passengers to enable drivers with online navigation capabilities
•	We launched a cloud-based version of our Clinical Trial Supply Management solution to help life sciences companies enhance the efficiency of clinical trial processes and drive greater collaboration between pharmaceutical companies and contract research organizations
•	Our consulting practice continues to deliver innovative solutions for our clients. A leading insurance company has engaged us to develop a smartphone app that allows parents to set up a simple app-based driving agreement with their teenage drivers. The app helps establish where, when and how fast the teen can drive and the teen driver can earn “safe mile” points that can be accumulated and redeemed for rewards
•	We continue to make significant progress in our efforts to accelerate the digital transformation of our clients. Our Cloud and Big Data business has executed over 260 engagements till date and won over 20 new engagements over the past quarter
•	We were engaged by a leading pharmaceutical company to develop a B2C Android app to promote their anti-nicotine initiative. A leading developer of video games partnered with us to design, build and sustain a platform for mobile gaming that presents gamers with a connected experience integrated with social networking platforms
•	Finacle™ sustained its growth momentum with 9 new wins and 13 go lives across the world. Eastern Bank, the largest and oldest mutually owned bank in the United States, selected Finacle e-banking, mobile banking, and enterprise alert solutions to make banking easier for its customers and drive growth. FONDEP, one of Morocco’s leading microfinance institutions, chose Infosys Finacle for its strategic core banking transformation program
•	Infosys Public Services Inc. was engaged to improve member service for a National Medicaid and Medicare Plan and reduce operations costs by rationalizing their technology landscape. We migrated their Medicare Advantage administrative systems to the TriZetto FACETS™ platform in a managed capacity model
•	Our products and platforms business has seen good traction over the quarter. A large Europe-based multinational financial services company, now opening its doors to digital consumers, selected BrandEdge to reassess its growth strategies. A leading sports apparel and accessories trading company in India selected InteractEdge to design and launch the first omni-channel eCommerce website in the country
•	We applied for 5 unique patents, in India and the USA, during the fourth quarter, adding to a total of 523 unique patent applications in various stages of patent prosecution in India, the USA and other jurisdictions. So far we have been granted 177 patents by the United States Patent and Trademark Office, 3 patents by the Luxembourg Patent Office and 1 patent by the Australian Patent Office

Awards and Recognition

•	The Indo-American Chamber of Commerce recognized Infosys for Excellence in Innovation and Excellence in Environment, Health & Safety
•	Infosys Public Services won the ‘Hottest Government Contractor’ honor on June 24, 2014 at the 13th annual Northern Virginia Technology Council (NVTC) ‘Hot Ticket Awards’ for developing innovative solutions to help the government
•	Infosys Public Services was ranked 16th in the 2014 Healthcare Informatics 100, and in the top 20 for three years in a row, based on revenues from healthcare IT products and services
•	Infosys was recognized as a winner in the 2014 Simulating Reality contest organized by MSC Software. The winning team from Infosys used MSC’s simulation technologies to better diagnose osteoporosis and accurately quantify fracture risk
•	Infosys was named a major player for providing professional services to the Oil and Gas Industry by IDC Energy Insights
•	During the quarter, Infosys Finacle™ won five international banking excellence awards in partnership with its clients at the annual Asian Banker Awards 2014. These included two awards each for core banking and channel solutions implementation, and one award for its treasury management implementation
•	Infosys BPO won the 2014 Golden Peacock National Training Award. It was also declared a winner at the National Institution for Quality and Reliability Awards in India
•	Infosys BPO and Procter & Gamble jointly won the 2014 Outsourcing Excellence Award
•	Infosys bagged four awards at the KCG Analyst Choice Awards

About Infosys Ltd

Infosys is a global leader in consulting, technology and outsourcing solutions. We enable clients, in more than 30 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$ 8.25 billion in annual revenues and 160,000+ employees, is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2014 and on Form 6-K for the quarter ended December 31, 2013. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is mentioned at the beginning of the release, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 3373 Sarah_Gideon@Infosys.com	Tara Kozak-Lindsay, Golin Harris for Infosys +1 (212) 373 6020 TKozakLindsay@GolinHarris.com

Infosys Limited and subsidiaries

Consolidated Balance Sheets as of

(In crore except share data)

	June 30, 2014	March 31, 2014
ASSETS
Current assets
Cash and cash equivalents	25,059	25,950
Available-for-sale financial assets	2,810	2,197
Investment in Certificates of deposit	583	859
Trade receivables	9,171	8,351
Unbilled revenue	2,965	2,811
Prepayments and other current assets	2,909	2,636
Derivative financial instruments	95	215
Total current assets	43,592	43,019
Non-current assets
Property, plant and equipment	8,146	7,887
Goodwill	2,159	2,157
Intangible assets	324	342
Available-for-sale financial assets	1,304	1,252
Deferred income tax assets	656	656
Income tax assets	1,514	1,522
Other non-current assets	224	220
Total non-current assets	14,327	14,036
Total assets	57,919	57,055
LIABILITIES AND EQUITY
Current liabilities
Trade payables	105	173
Current income tax liabilities	2,655	2,187
Client deposits	39	40
Unearned revenue	860	660
Employee benefit obligations	1,052	954
Provisions	374	379
Other current liabilities	4,880	4,745
Total current liabilities	9,965	9,138
Non-current liabilities
Deferred income tax liabilities	61	64
Other non-current liabilities	357	323
Total liabilities	10,383	9,525
Equity
Share capital- 5 par value 60,00,00,000 equity shares authorized, issued and outstanding 57,14,02,566 each, net of 28,33,600 treasury shares each, as of June 30, 2014 and March 31, 2014, respectively	286	286
Share premium	3,090	3,090
Retained earnings	43,593	43,584
Other components of equity	567	570
Total equity attributable to equity holders of the company	47,536	47,530
Non-controlling interests	–	–
Total equity	47,536	47,530
Total liabilities and equity	57,919	57,055

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income

(In crore except share and per equity share data)

	Three months ended June 30, 2014	Three months ended June 30, 2013
Revenues	12,770	11,267
Cost of sales	8,046	7,319
Gross profit	4,724	3,948
Operating expenses:
Selling and marketing expenses	666	584
Administrative expenses	847	700
Total operating expenses	1,513	1,284
Operating profit	3,211	2,664
Other income, net	829	577
Profit before income taxes	4,040	3,241
Income tax expense	1,154	867
Net profit	2,886	2,374
Other comprehensive income
Items that will not be reclassified to profit or loss:
Re-measurement of the net defined benefit liability/(asset)	(20)	8
Items that may be reclassified subsequently to profit or loss:
Fair value changes on available-for-sale financial asset	17	(2)
Exchange differences on translation of foreign operations	–-	189
Total other comprehensive income, net of tax	(3)	195
Total comprehensive income	2,883	2,569
Profit attributable to:
Owners of the company	2,886	2,374
Non-controlling interests	–	–
	2,886	2,374
Total comprehensive income attributable to:
Owners of the company	2,883	2,569
Non-controlling interests	–	–
	2,883	2,569
Earnings per equity share
Basic ()	50.51	41.54
Diluted ()	50.51	41.54
Weighted average equity shares used in computing earnings per equity share
Basic	57,14,02,566	57,14,02,566
Diluted	57,14,02,566	57,14,02,566

NOTE:

1.	The audited Consolidated interim Balance sheets and Consolidated interim Statements of Comprehensive Income for the three months ended June 30, 2014 have been taken on record at the Board meeting held on July 11, 2014.
2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com